

MAIL STOP 3561

December 2, 2009

Mr. James W. Bernau, President and Chief Executive Officer
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, S.E.
Turner, Oregon 97392

> **Re: Willamette Valley Vineyards, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on March 31, 2009**
> **File No. 0-21522**

Dear Mr. Bernau:

We have reviewed your response letter dated November 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Item 10. Directors, Executive Officers and Corporate Governance, page 7

1. We note that you disclose various previous positions held by Mr. Fox, but you do not state the years in which he occupied such positions or the principal business of the identified company. Please revise to provide this information. See Item 401(e)(1) of Regulation S-K.

Controls and Procedures, page 41

Management's Report on Internal Control over Financial Reporting, page 42

1. We note from your response to comment 2 of our letter dated November 5, 2009, you do not believe that the material weakness related to the lack of adequate job sufficient accounting and finance personnel has had a pervasive effect upon your financial reporting due to your ability to make the necessary reconciling adjustments to your financial statements. Please tell us whether the necessary reconciling adjustments are identified by management or by your auditors. To the extent they are identified by your auditors, explain to us why you believe that the impacts of inadequate accounting and finance personnel are limited to those areas where significant audit adjustments arose and do not affect all areas of financial reporting.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to Pam Howell at (202) 552-3357, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Willamette Valley Vineyards, Inc.
FAX: 503/362-0062